UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13d

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

EDGIO, INC.
(Name of Issuer)

Common stock, par value $0.001 per share
(Title of Class of Securities)

53261M104
(CUSIP Number)

Erin E. Martin, Esq.
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW

Washington, DC 20004-2541

(202) 739-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53261M104

1	NAME OF REPORTING PERSONS College Top Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 79,733,571
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 79,733,571
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,733,571
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 53261M104

1	NAME OF REPORTING PERSONS College Parent L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 79,733,571
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 79,733,571
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,733,571
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 53261M104

1	NAME OF REPORTING PERSONS College Parent Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 79,733,571
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 79,733,571
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,733,571
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 53261M104

1	NAME OF REPORTING PERSONS AP IX College Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 79,733,571
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 79,733,571
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,733,571
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 53261M104

1	NAME OF REPORTING PERSONS AP IX College Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 79,733,571
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 79,733,571
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,733,571
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 53261M104

1	NAME OF REPORTING PERSONS Apollo Management IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 79,733,571
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 79,733,571
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,733,571
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 53261M104

1	NAME OF REPORTING PERSONS AIF IX Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 79,733,571
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 79,733,571
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,733,571
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 53261M104

1	NAME OF REPORTING PERSONS Apollo Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 79,733,571
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 79,733,571
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,733,571
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 53261M104

1	NAME OF REPORTING PERSONS Apollo Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 79,733,571
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 79,733,571
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,733,571
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 53261M104

1	NAME OF REPORTING PERSONS Apollo Management Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 79,733,571
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 79,733,571
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,733,571
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.2%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Apollo Management Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 79,733,571
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 79,733,571
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,733,571
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.2%
14	TYPE OF REPORTING PERSON OO

Schedule 13D/A

Amendment No. 2

The information in this Amendment No. 2 to Schedule 13D (this “Amendment No. 2” or this “13D/A”) amends and supplements the Schedule 13D (the “Original Schedule 13D”) filed with the U.S. Securities and Exchange Commission (the “SEC”) by College Top Holdings, Inc. (“College Holdings”) and the other Reporting Persons therein described on June 27, 2022, relating to the common stock, par value $0.001 per share (the “Common Stock”), of Edgio, Inc., a Delaware corporation (the “Issuer” or the “Company”), as amended by that certain Amendment No. 1 filed on November 16, 2023 (as amended, the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D, which remains unchanged.

This Amendment No. 2 is filed to correct an error in the number of shares reported as beneficially owned by the Reporting Persons in Amendment No. 1, and not as a result of any transaction in the securities of the Issuer.

Except as set forth herein, the Schedule 13D remains unmodified.

Item 5.                Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a) & (b) Information in Rows 7 to 13 of the respective cover pages of the individual Reporting Persons are incorporated into this Item 5 by reference. The aggregate beneficial ownership of the Common Stock by the Reporting Persons is as follows:

Sole Voting Power	0
Shared Voting Power	79,733,571
Sole Dispositive Power	0
Shared Dispositive Power	79,733,571

The Reporting Persons’ aggregate percentage beneficial ownership of the total amount of Common Stock outstanding is 34.2%, based on a total of 233,210,797 shares of Common Stock outstanding as of December 14, 2023, as reported in the Issuer’s definitive proxy statement on Schedule 14A filed with the SEC on January 3, 2024.

Each of the entities listed above other than College Holdings disclaims beneficial ownership of any shares of the Common stock owned of record by College Holdings, except to the extent of any pecuniary interest therein, and the filing of this Schedule 13D shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(c) Except as described above and in Items 4 and 6 of this Schedule 13D, which information is incorporated herein by reference, none of the Reporting Persons has effected any transactions of the Common Stock during the 60 days preceding the date of this Schedule 13D.

(d) & (e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 28, 2023

COLLEGE TOP HOLDINGS, INC.

By:	College Parent L.P.,
its sole shareholder

	By:	College Parent Holdings GP, LLC
its general partner

		By:	AP IX College Holdings, L.P.,
its sole member

			By:	AP IX College Holdings GP, LLC,
its general partner

				By:	/s/ James Elworth
James Elworth
Vice President

COLLEGE PARENT L.P.

By:	College Parent Holdings GP, LLC
its general partner

	By:	AP IX College Holdings, L.P.,
its sole member

		By:	AP IX College Holdings GP, LLC,
its general partner

			By:	/s/ James Elworth
James Elworth
Vice President

COLLEGE PARENT HOLDINGS GP, LLC

By:	AP IX College Holdings, L.P.,
its sole member

	By:	AP IX College Holdings GP, LLC,
its general partner

		By:	/s/ James Elworth
James Elworth
Vice President

AP IX COLLEGE HOLDINGS, L.P.

By:	AP IX College Holdings GP, LLC,
its general partner

	By:	/s/ James Elworth
James Elworth
Vice President

AP IX COLLEGE HOLDINGS GP, LLC

By:	/s/ James Elworth
James Elworth
Vice President

APOLLO MANAGEMENT IX, L.P.

By:	AIF IX Management, LLC,
its general partner

	By:	/s/ James Elworth
James Elworth
Vice President

AIF IX MANAGEMENT, LLC

By:	/s/ James Elworth
James Elworth
Vice President

APOLLO MANAGEMENT, L.P.

By:	Apollo Management GP, LLC,
its general partner

	By:	/s/ James Elworth
James Elworth
Vice President

APOLLO MANAGEMENT GP, LLC

By:		/s/ James Elworth
James Elworth
Vice President

APOLLO MANAGEMENT HOLDINGS, L.P.

By:		Apollo Management Holdings GP, LLC,
its general partner

	By:	/s/ James Elworth
James Elworth
Vice President

APOLLO MANAGEMENT HOLDINGS GP, LLC

By:		/s/ James Elworth
James Elworth
Vice President